September 21, 2015
Via EDGAR

Mr. Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Orion Engineered Carbons S.A.
Form 20-F for the Year Ended December 31, 2014
Filed March 6, 2015
Form 6-K
Furnished August 7, 2015
Response dated August 31, 2015
File No. 1-36563

Dear Mr. O’Brien:
Thank you for your letter dated September 8, 2015 following review of our response letter dated August 31, 2015. Set forth below are the responses of Orion Engineered Carbons S.A. (the “Company”), to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter with respect to the Company’s annual report on Form 20-F and report on Form 6-K (the “Form 6-K”) referenced above.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed by the Company’s response.

Form 6-K Filed August 7, 2015
Notes to Financial Statements
(11) Contingent Liabilities and Other Financial Obligations, page 14
EPA Action

1.	We note your response to comment 3 of our letter dated August 4, 2015. Please address the following:

•
In light of the continued discussions with the EPA which include you presenting a counteroffer as recent as May 2015, please help us better understand why you are still not able to estimate the financial effect of this matter. In your response, please provide us with a summary of the terms of your counteroffer in May 2015 as well as the EPA’s counteroffer in June 2015 and address why these terms would not provide a basis to make an estimate;

Securities and Exchange Commission
September 21, 2015                                          2

Response:
The Company respectfully submits that the outcome of its discussions with the EPA remains highly uncertain, not only in terms of what type of settlement might be possible were one to be reached, but also as to whether a settlement is more desirable for the Company than litigation. As of the date of the Form 6-K, any discussions regarding a possible settlement, including any offer or counteroffer, did not represent the possible high and low bounds of the financial effects of this matter. If the settlement discussions end for any reason, settlement offers and counteroffers would have no effect on the ultimate resolution of the matter.
As of the date of the Form 6-K, discussions with the EPA focused on a variety of different conceptual approaches to address the violations alleged by the EPA. These approaches included target emission reduction levels, pollution controls, various changes in feedstock and operating techniques as well as other specifications that might be required at the Company’s US facilities in exchange for settling the allegations made by the EPA against the Company. The application of these concepts would have widely varying economic, technological and timing consequences, depending on the approach(es) adopted at the relevant facilities, the particular location of each facility (which presents particular environmental and regulatory considerations often dependent on the applicable State regulation) and the timetable for implementation. The potential costs of the EPA enforcement initiative against the Company cannot be reliably quantified until the approaches have been significantly narrowed down, implementation plans for each have been developed and a decision whether to enter into a settlement can be made. While any settlement with the EPA may also include certain fines to be paid by the Company or mitigation projects to be pursued, the discussions with the EPA have not addressed specific amounts of any such fines or projects. Fines and mitigation projects, if any, will depend highly on the broader scope of a settlement, if one is reached.
Until the Company is able to identify the various approaches to be taken at each of the affected facilities, and then to evaluate the various operational, business and financial factors likely to come into play with respect to each of these approaches, the Company is not able to estimate the possible cost of such a settlement or whether one should be reached. The Company wishes to emphasize that (as noted above) it has not decided whether a settlement would be advantageous, and either party may well decide to abstain from further discussions, presumably with the consequence that the EPA will then pursue litigation.

•
Please address why the recent counteroffers as well as the settlements reached by your competitors for what appear to be similar matters would not indicate that it is probable that an outflow of economic benefits will be required; and

Response:
As noted above and in the Form 6-K, the Company has not made a decision whether to settle or litigate the EPA action. This distinguishes the Company from the two competitors referred to in the Form 6-K and explains why the settlements reached by such competitors do not materially affect the Company’s determination of the probability that an outflow of economic benefits will be required. Also, as stated above, as of the date of the Form 6-K, any offer or counteroffer did not represent the possible high and low bounds of the financial effects of this matter and given that litigation remains a viable option under which the offers and counteroffers have no impact on the litigation result, no sufficient probability that an outflow of economic benefits will be required can

Securities and Exchange Commission
September 21, 2015                                          3

be derived from such offers and counteroffers either. In addition, in assessing the possibility and magnitude of any resulting economic outflow from the EPA action, the potential impact of the Evonik indemnity described in the Form 6-K would have to be taken into account. Accordingly, the Company believes that the probability standard under IAS 37.23 has not been met. Further, while you correctly point to settlements made by competitors, we note that there are two other competitors of the Company that have not settled with the EPA.

•
Your disclosures indicate that any potential settlement with the EPA would likely involve costs comparable to those announced by your competitors, except that the amounts related to your settlement could be significantly higher as a result of having more US facilities. Please better clarify in your disclosures why you believe the costs would be comparable given that you indicate they could be significantly higher. It is not clear if you are referring to the nature of the costs rather than the amounts.

Response:
The Company acknowledges the Staff’s comment. The Company’s disclosure refers to the nature of the costs that would be involved in a potential settlement likely being comparable to those incurred by the Company’s competitors (e.g., installation of pollution controls and environmental mitigation projects), but not to the overall amounts. While the pollution control costs resulting from a settlement might be comparable for any particular component approach to be taken with regard to a particular facility in the same locale as those of a competitor, the Company has more U.S. facilities than its competitors who have settled with the EPA, and some of these facilities are located in different states from those in which these competitors’ U.S. sites are located. Accordingly, the Company’s costs to settle the EPA action may be higher than those of its competitors. In future disclosures we will clarify that we are referring to the nature of the costs that would be involved in a potential settlement.
Refer to IAS 37.14, IAS 37.25 through 26, and IAS 37.36 through 50.
The Company continues to monitor the EPA matter with a view to updating its related disclosure when and as appropriate. This would include providing an estimate of reasonably possible losses or recording a provision if and when circumstances warrant. The Company is mindful of the applicable accounting requirements and will continue to evaluate its disclosure about the EPA matter in light of these requirements.
* * *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or under the federal securities laws of the United States.

If you would like to discuss any aspect of this letter, please contact me at charles.herlinger@orioncarbons.com or David B. Harms of Sullivan & Cromwell LLP at (212) 558-3882 or harmsd@sullcrom.com.

Securities and Exchange Commission
September 21, 2015                                          4

Very truly yours,

/s/ Charles Herlinger
Charles Herlinger
Chief Financial Officer

cc:	Jeanne Baker
Nudrat Salik
(Securities and Exchange Commission)

Jack Clem
(Orion Engineered Carbons S.A.)

David B. Harms
(Sullivan & Cromwell LLP)